Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: September 26, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Dann Petty Twitter Spaces Interview with Scott Belsky

Dann Petty (Host):
First, I’m going to, just set this stage here real quick. Today we’re going to be talking about Adobe’s intent to buy Figma, and what this might look like moving forward from their viewpoint.

[…]

Dann Petty:
As a CPO of Adobe, Scott, many people were incredibly unhappy with hearing that Adobe is buying Figma. That’s like that instant reaction, that’s what we all saw a lot about. I’m just curious, because there doesn’t seem to be any trust in Adobe taking care of Figma and all that, but y’all’s reaction to that first of all? are you planning to gain or regain that trust moving forward?

Scott Belsky (Chief Product Officer and Executive Vice President, Creative Cloud, Adobe)
Yeah, sure. First of all, I mean, what a whirlwind the last week or so has been. Obviously, it took us four months or so working with Dylan and team, to imagine the future and come to a view of how this would work and how this would be better for customers and for our companies. And so I can’t expect the rest of the world to get there in a day or two. I mean it takes time and there’s a lot of great questions that need to be asked and discussed and answered.

Scott Belsky:
Then there’s always the common pithy like, “Oh, acquisitions, kill companies and everything you assess into failure.” I mean obviously Behance, that wasn’t my experience. We came in 2012 and we had about a million members, now we have about 35 million members. I feel like the product is better and tighter than it’s ever been. It’s growing faster than it’s ever grown. And a lot of people say that their careers have been enhanced by Behance.

Scott Belsky:
Substance, we bought these incredible free and immersive products about four years ago and customer satisfaction’s at an all time high right now and the business is doing really well. Frame.io, if you saw just the reaction of the Frame team when they’ve talked about their first year or so at Adobe, and they feel like we are the wind at their back, so it’s possible that companies change.

Scott Belsky:
At the end of the day, companies are people and people change. New people come in, new policies, new ways of working. I’ve heard feedback on how the Macromedia acquisition went and products that came in that were killed that shouldn’t have been. I mean, that was 20 years ago, way, way beyond my experience here, so I can’t necessarily speak to that.

Scott Belsky:
But what I can say is in the modern Adobe that I know, it’s a company that recognizes the need to change. And it’s a company that’s kind of grown and evolved through foreign DNA, for lack of a better term, coming in and questioning norms and pushing for change.

Scott Belsky:
It’s frustrating at times and I can get to that later as we talk about how to keep happy customers happy. Not by not changing anything in their products. While also accommodating the next generation of customers who really want something entirely different, so we can talk about that as well.

Scott Belsky:
There’s a lot of daily dramas that I can lend some insight into. But at the end of the day, I’m also always focused on a strategy for what we believe the future of creativity will look like. Obviously, interactive product design is a huge part of the future.

Scott Belsky:
I feel like every decision we make in our daily lives is in the interface that is designed by a product designer today. Yes, those interfaces that are interactive are full of assets like video and images and animations that are made in products that Adobe has. But the whole space of product design and development, which is by the way, becoming vertically integrated.

Scott Belsky:
One thing we learned working with the Figma team is that over 30% of their users are developers. We don’t have any products that have developers really as end users in the creative cloud side. And so there’s a lot that’s new for us here that we’re just excited to find the synergies in. Again, we can talk about those, but I want to save the time for your questions so I’ll shut up.

[…]

Dann Petty:
But yeah, so I mean, you did bring up another question I think we could dive into really quickly is I think what everyone’s probably biggest question is. What will happen to XD? I don’t know if you could say too much yet but yeah, anything there?

Scott Belsky:
Let’s just get into it here. Adobe has always had this flanking strategy, for lack of a better term. Where Photoshop, what I understand from that team back in the day, is that a lot of photographers were using Photoshop in certain ways. They needed tools for actually organizing the photos that they were editing at scale.

Scott Belsky:
All these needs of photographers made the Photoshop team realized they needed to create Lightroom. Many of you know, it used to be called Photoshop Lightroom. It was really meant to be a flank of the product for a very specific set of use cases as opposed to adding... If you think Photoshop is bloated now, imagine what it would be like if it also had to include all of the organizing capabilities of Lightroom, so there’s a reason to flank products.

Scott Belsky:
Similarly, when the team saw Photoshopping used probably by people like you Dan, for a webpage design back in the early days of the web. Also we saw products like Sketch that were taking certain capabilities of Photoshop and just really simplifying radically, experience for UX/UI design. And also adding interactive elements of prototyping capabilities were the early semblance of that stuff.

Scott Belsky:
That is also when Adobe said, “Okay, we should probably build a product that does that, much like we did with Lightroom.” And so that’s where XD started. XD though was built in the image of our other flagship products. It was a desktop product. It was before the time when we had any cloud platform at the company, to really even be able to imagine bringing a web product, yet alone cloud documents to the surface for customers.

Scott Belsky:
And so let’s just be candid. XD tried to meet the needs of screen designers in a better way than Photoshop could. Then what ended up happening is we realized that there were some fundamental pillars of product design and development that were just becoming more and more not only nice to have, but the need to haves.

Scott Belsky:
Like really robust design systems and tools meant to help people operate and manage design systems that became like a function in the organization on its own. Handoff capabilities to developers in this large, extensibility ecosystem of plugins. Both first party and third-party plugins that help people build products and work with their stakeholders.

Scott Belsky:
Then finally, this incredible insight that I really credit Dylan and team having so many years ago. And very few people really fully understood how that would work, which is to make this truly collaborative and multiplayer by building a web-native platform.

Scott Belsky:
I think that the crux of these pillars, in my mind, is totally transformed not only the current state but the future of product design and development. I think it’s going to become far more vertically integrated and it’s just not achievable in a desktop product. I fundamentally believe that and so does the broader team.

Scott Belsky:
Hey, XD does some cool things for screen design still. We are committed to supporting our customers who are using that product. But we have to focus forward on this notion that every company, every brand ultimately has a source of truth for what they’re delivering digitally. That is an interactive product experience.

Scott Belsky:
Everyone in the company is essentially a stakeholder of that, to some degree. They all need to be able to jump in and contribute. That needs to be a web-native platform with all the pillars I just described. That is the future.

Dann Petty:
A hundred percent. Thank you for talking about that. Yeah. It’s going to be interesting to see how all that plays out. Everyone they spent all the time in XD and what’s going to happen with them? Are they not going to move over there and focus there? It’s really interesting. Does anyone else have any questions while we’re on the XD topic, that they want to ask Scott here?

Dann Petty:
No? Let’s see. I have a FigJam over here. Let’s see. Was there anything in FigJam? Well, I want to dive into another question with this integration thing. On Twitter from Switzel he had asked, so I tweeted out and asked people to see if they had any questions for you to help with some of the stuff. I really wanted to ask questions that everybody wanted to know. This was a pretty popular question, Scott.

@Switzel (Attendant):
Figma’s account switching features are second to none. For example, I can switch accounts but keep working on files still open from other accounts seamlessly. Will Adobe ID come into play here and if so, will it impact this remarkable flexibility? Will it be required to get an Adobe ID?

Dann Petty:
Now related to that question, I remember when we had to start getting Adobe IDs for Behance and that was a little... I do remember this clearly. It was a little tricky for me to figure out. It sounds so simple, but back then I had to keep changing my passwords and all this stuff, so I just remember there being some friction there. I know this is still so sudden and soon, but has there been any thought about how Adobe ID might have to play into this?

Scott Belsky:
Well, I mean, here’s the thing. By the way, you’re bringing back my own memories of leading integration and Adobe ID and Behance and it was like, “Oh my gosh.” It was also Adobe ID it was like 10 plus years ago was a different technology than it is now with all the social hooks and everything else but here’s the thing.

Scott Belsky:
The thing that surprised our internal teams the most at Adobe, is our declaration that Figma’s going to run with autonomy. The reason is just because it’s not just the product that we’re excited to find the synergies with and we can talk about that, but it’s also just the remarkable team that Dylan and Shawn and others have built. It’s just an incredible team and they have very thoughtfully thought about removing friction, making things easy.

Scott Belsky:
We have a lot to learn, obviously from that. Again, we didn’t build from a cloud-native start. We’ve been trying to retrofit products to 30-plus year legacies to embrace some of the new cloud capabilities that people might want but Figma has thought about this from the onset. The last thing we want to do is suddenly burden the team with all these integration checklists.

Scott Belsky:
Now, normally when Adobe acquired Behance, the synergy model was to allow Creative Cloud customers to sync with Behance. And be able to publish their work and cite the tool they used to create it, so people could discover how they made it and then use new tools. All of those synergies required more integrations.

Scott Belsky:
With Figma it’s just different. And so whether or not you’ll be allowed to log in or start using Figma with an Adobe ID, is something I would leave for the teams to figure out once they’re actually working together but that’s just the philosophy though. This has to add value to customers.

Scott Belsky:
Obviously, with all of the very much deserved tough questions and scrutiny from the community over the last week or so, everyone on both the Figma and the Adobe teams want to just prove everyone wrong. We want to show that this can be not only an asset that gets better, a product that just starts delivering more value, but also that there’s some synergies we can unlock that just please people quickly.

Scott Belsky:
I don’t know whether that’s like all of Adobe’s 20,000 fonts integrated anywhere if someone wants it within Figma as they’re using it. There’s a lot of ideas, but there are things we can do pretty quickly that add value that are not burdensome and I’m going to be focused on those personally.

Dann Petty:
Yeah, that’s super. The font thing would be really exciting. I think that’s really cool. Yeah, and anything around community would be huge. To me, that was one of the biggest parts about Figma was the community. All the plugins people could create, the file sharing. That’s not really something that we’ve been able to do with Adobe. I mean, I guess in Adobe Cloud in a way, but not like it was there from in the tool so smoothly, so that’s exciting.

Scott Belsky:
Just on the community front, real quickly again, that’s something I just love about Figma. One of the dreams with Behance in the early days after we got acquired, was one of the most common search terms in Behance has always been the term “Free PSD.” People are always looking for other people’s PSDs to start from. No one wants to start from nothing.

Scott Belsky:
And so the dream was well, what if someday Photoshop can actually create a cloud document as a close to a local file. And conceivably people who publish anything to their portfolios on Behance, they can be cloud documents and they can allow people to just download them or fork them.

Scott Belsky:
If we could do that, then in some ways it becomes almost like a repository of creativity, a somewhat GitHub of design of sorts. And to see Figma be able to do that from, again, as soon as they wanted to because all of their documents were in the cloud by default. I do hope to do some of that with some of the other segments that we’re stewards of at Adobe, and I hope to use Behance as a way to service some of that as well.

[…]

Stephen Gates (Speaker):
I guess what I’d be curious to hear about, because I think a lot of the people that I’ve talked to, I think a lot of what it boils down to, I think a lot of what it boils down to is Figma smaller, more agile, very community driven, being bought by much bigger publicly traded corporation and what happens to the culture, to the speed of innovation. So I guess I was just wondering and would want to hear either what is the relationship going to be, how has Adobe thought about or evolved the way you’ve built products to be a little bit more nimble, because I think it’s that sort of image of the big company that’s going to move slower, buying the smaller, more nimble one that we really liked. And so I think that’s at the core of a lot of those questions. So I’d just be curious for your thoughts on that.

Scott Belsky:
Yeah. Steven, good to hear from you. And I think that within the... I’m just thinking about all of our teams and again, it all comes down to people. There are some teams that are acting more nimbly, right?

Scott Belsky:
They’re shipping every few days. I mean the Adobe Express Team, a number... There’s parts of the Photoshop team with the new Photoshop web effort. There are parts of the substance in the three immersive team that are just super agile. And then there’s frankly, still teams that operate with more of a waterfall model, traditional product development. And of course, I’ve been trying to change some of the practices in terms of how various teams work in terms of, again, Figma needs to operate with autonomy. What my hope would be is, I kind of prefer to the term natural selection in terms of what we actually want to do synergistically. So if we know that customers would benefit from the 20,000 fonts for, just as an example that we used earlier, let’s make sure that we validate that with customers and let’s let Figma take the lead, because these are Figma’s customers.

Scott Belsky:
This is Figma’s community. And then if that’s something that they determine they want, how do we unlock that? And then also the workflows. Let’s not just ask customers what they want, but let’s also do our work to figure out what they need and whether that’s inline image editing, as opposed to having to even go to Photoshop when you’re in Figma or some sort of vector technology that we have from illustrator I’m sorry, that we can bring to life for the benefit of a Figma customer. That’s doing stuff that’s more, a little bit on the edge of a vector creation.

Scott Belsky:
Those are types of things that we could just start to prioritize. And what I’m trying to do is think about how do you build a model where there’s a small team that Figma can work with on the Creative Cloud side that just prioritizes their wishlist in terms of the segment technology they want to bring in and why and how it serves the community. And then just chunk off one at a time.

Scott Belsky:
So that’s, again, this is early days even, but it’s all about operating model. But the notion that we would bring the team in and break it apart or change something. I mean, if anything, I think Adobe wants to show that it can be a great steward in its more recent years. Avi has changed the company, but change takes time. And look at me, Figma took 10 years to build from when they started. And they only started monetizing about four years ago. Think about some of the changes that are happening. At least since I’ve been here at Adobe, I mean, it takes a while to move leaders around, to change practices, to change how people develop to change some of the policies. To increase our bar for quality, I mean, this has been a passion of mine and it’s so hard to... It’s not an excuse. But when you look at crash rates of a product like Premier Pro, for example, and you look at the reasoning why, it’s a very long tail of different machines with different graphics cards, with different versions of operating systems, running old versions of our software.

Scott Belsky:
It’s like, it’s kind of overwhelming to know how to start first principles and just make sure that our products have better performance. So anyways, I’m meandering. But the point is that, we need to focus on serving that team and making sure that the community is driving the roadmap and also preserve the autonomy which I spoke to earlier.

[…]

Dann Petty:
I’m going to jump in here. Thanks for going on over all that, Scott. We got a really popular question here in FigJam. Was there any... I don’t know who asked this question, by the way. Was there any concern for Figma taking over the tools from Adobe? Not just XD, but also tools like Illustrator and did that play into the intent to acquire?

Scott Belsky:
Yeah, that’s a good question. And you think about a product like Illustrator or Photoshop. I mean, these are products that again, have 30 years’ worth of feature creation and iteration and people know these keystrokes with their eyes closed. It’s just, these are products with legendary product market fit. And I don’t think the answer is to port a product like that onto a new platform. I think that those products can go to the web on their own and have, I think, bright futures ahead of them, even as we try to modernize on the edge.

Scott Belsky:
But when I look at the future of a platform like Figma, it’s like, how can we reimagine imaging? How can we reimagine Illustration or maybe even video editing without the baggage of these franchises and the customer base that we’re loyal to? It’s fascinating that customers, when I talk to our power users of our flagship products, it’s like, “Adobe, don’t change anything, stop. Don’t move that around. Don’t add that button, just stop, stop, stop.” And then when you go to the next generation of customers, they’re like, “This is all wrong. Why is it not on the web? Why is it not this? Why is it not that?” And I’ve come to learn that the ultimate challenge for established products and the ultimate opportunity is the ultimate opportunity for new ones. It’s kind of wild. And you have to evolve a product for a new generation of customers and preferences by breaking the patterns of the past.

Scott Belsky:
And so what I’m excited about, again, is not bringing over baggage, but rather letting the customer lead on the Figma side and empowering the Figma team to make the calls and to have fun. I mean, if you look at the people that gathered together to make Figma what it is today, these are people who all wanted to take a different tap to all this. So let’s let them run with it, but let’s just make sure that we have the laundry list of things they can leverage on the Adobe side. I mean the amount of patents and technology we’ve accumulated over the years in all of the creative segments, it’s kind of like one friend over Figma described it as a candy store, but they just have to pick and introduce us wisely. And I understand from a Figma perspective, it’s like, let’s not make this product loaded. Let’s make sure that we do it very thoughtfully. But hopefully with modern principles like progressive disclosure and making sure that a product only becomes more feature rich when the customer wants it to be, hopefully we can navigate that wisely.

[…]

Tyler (Speaker):
Hey yes. Hello everyone. And thank you for giving me the opportunity to ask my questions. And the first question that I had was, how is the future of Figma going to look like? Is it going to be integrated within the Creative Cloud system or is it going to be a separate program like it is now. That’s one of the main questions that I had. Thank you.

Scott Belsky:
Yeah. Thanks Tyler, the answers pretty simple. We’re going to keep the current offerings. There’s no plan to change anything. And yeah, I mean also I’ve spent some time with Bill and his team where they’ve kind of reiterated their commitment for keeping the product available independently and brought to market as an independent product, as well as just reaffirming their commitment to education. I love the fact that Figma is 100% free for students around the world and Dylan and teams insistence that we very much clarify even, if the moment of announcing this deal, that that would never change.

Scott Belsky:
I guess one thing I learned from that is I think some of the best product leaders in the world are principle driven. They have principles, whether it’s about what’s important to the customer or what’s important to the brand or the ethos or the business and those principles become unwavering. And even as you tackle new opportunities and add additional features to the product, if those principles stay true or integrity of the product, it also makes the product over time exceptional. And that’s one of the things that Figma does really well in the fact that that principle of free for education and offerings remaining independent. That was very clear from the onset from the team.

[…]

Dann Petty:
I have to ask this just a quick question, Scott, because it’s funny and I don’t want to run out of time before we ask it, but from @precious_in_E, did Adobe check how many bots are on Figma? Kind of like the Twitter alum Musk deal. Did job check out the bots yet?

Scott Belsky:
Oh my goodness. Amazingly, huge oversight in our diligence. How many prototypes are made by bots, but right. I will parlay your question Dan into the fact that I am excited about the role of AI as kind of a creative co-pilot. And one of the things that Dylan spent a bunch of time talking to us about was our AI roadmap, the partnerships we’re developing in the AI space and just how to expedite the access to that technology as appropriate for Figma customers.

Scott Belsky:
I mean, there’s all sorts of ways that it can just speed up the design process. So I don’t know about thoughts, but it’s certainly going to be AI in the future.

Dann Petty:
That’s really exciting. That’s super cool. Kris, you got a question.

Kris Puckett (Speaker):
Yeah. Hey everyone. Scott, would love to chat a little bit. You’ve mentioned the word stewardship quite a bit, which I love that framework, that mindset and switching from competitors/enemy in another company to friends. So you’ve talked about friends at Figma, the stewardship we’re bringing them in is, that’s a big shift to have a very large competitor who is candidly, I think, we all were pretty of a mesh in the idea that Adobe is the big daddy for a while, for a lack of a better term they had prior, I guess. Anyway. So I’d just love to hear your thoughts on that stewardship mindset switching from enemy to friend.

Scott Belsky:
Yeah, sure I mean, well, first of all, and I think that when we were in the XD game in the earlier days, you could call us who were competitive and not product. But I don’t think that anyone would say that Figma was competing with video, documentation or imagery or 3D or anything else. I think that in fact, over the last couple of years, I’ve tried to pitch some potential partnerships because my attitude is that as Adobe, we should be working, integrating with everywhere in any one. If that’s better for the customer, why shouldn’t you be able to, in a product like Figma, or any other product for that matter log in with your Adobe ID and suddenly get access to the fonts or the libraries or other cloud documents or other... I don’t know, just making it... Everyone wants a smoother workflow. So I was excited about those integrations regardless of this deal.

Scott Belsky:
And I consider Figma more of a friend in that regard. Of course the product design and development space, we’ve already talked about why that space is so different and why the task that Figma has taken is just completely apples and oranges from what we were doing within Adobe with the XD product.

Scott Belsky:
But you ask about stewardship. It’s funny, in the early days of Behance or even for the first seven years of a private company, I’d always remind our team. We don’t own Behance in fact, if everyone deleted their profile tomorrow, Behance would be a network of zero. So we are at best, stewards. We sweep the floor here. The design aesthetic of Behance was meant to be a container for people’s work. It was meant to not compete with the work that was displayed showcased within the platform. And all of the things that we did were always very, very ear to the ground with the community so that we would ensure that this was actually advancing the agenda for people and, of course, we were private company. Figma’s a private company. These companies all want to have a good business, but if you recognize that communities at the center, you just operate differently.

Scott Belsky:
And so stewardship is something that I know very well from obviously might be handstands. And I’m trying to help us more broadly understand at Adobe. And we can go over the decades of ups and downs and mistakes made and moments where Adobe didn’t have its ear to the ground. And I think in some cases Adobe’s brand has paid the price for that. And it’s what do they say? Reputation is the hardest to earn and the easiest to lose. If you make a couple of mistakes or you do things and you don’t correct them fast enough, then that’s held against you. But here’s where we are today. And as I have so many new people coming into Adobe through our hiring or through acquisitions who come in with these questions that you’re asking, I always remind them, if you’re generalizing a company, you’re marginalizing the potential of people to change it.

Scott Belsky:
And yes, we are a big company. Yes, it’s a publicly traded company. And yet a lot of this is in our hands. We get to make a decision about when things are ready to ship, we get to make a decision about how we prioritize roadmap to address a customer’s challenges that they’re facing. And we can also make our own operating model. So here, look at the last few years, look at the track record of the substance products of frame IO of Behance and of some of the changes we’re trying to make here. But at the end of the day, we’re going to have to show, not tell, right? I mean, we have to demonstrate that Figma not only thrives on its own within Adobe, but also gets better and that’s up to the teams, it’s entirely up to us.

[…]

Dann Petty:
Let’s see, we got another question here from FigJam. I do not know who asked this question. I apologize for not giving you credit, but what does Adobe expect in terms of antitrust scrutiny acquiring it’s arguably biggest competitor? And do you see this acquisition as anti- competitive?

Scott Belsky:
I’m not a lawyer and I’m certainly not going to pretend to be one. I think I talked to the overlap with XD. XD has pretty much been round down from a development future roadmap going after the whole product design development segment that just got in the cards for the future of XD. And I think we publicly stated XD was never really a material source of revenue for us. So that to me would probably be an area that will be looked at. But I think to me it’s more like one plus one equals three here.

Scott Belsky:
It’s an entirely different product design and development from... If you take a step back, like we’re in the asset creation business. Adobe’s products make assets and whether its video animation, imagery, audio, et cetera, those assets, again, used to be destined to all these billboards and TV and movies and whatever else. Now they’re also destined for product experiences and social media, by the way. And so we, as a company, need to figure out new ways to help these assets connect to the places where they’re displayed and discovered. So the assets that are made in our tools and others, yes, they surface in product design and development. And also ultimately they surface in the interactive experience that customers get. But I think everyone on this call knows that using Photoshop to add an image or Illustrator to make a logo is far different from building an interactive experience with all the platform requirements that a Figma provides.

Scott Belsky:
So again, this is up to folks well beyond my own knowledge base.

[…]

Miriam Ferrer (Speaker):
Yeah. Hello from Spain and I was in the other meeting last Friday and I couldn’t ask a question. There is in my head seems the day that Figma says that is going to make collaboration with Adobe. So here’s my question. How Figma is going to collaborate with Adobe? I mean, Figma’s going to be a satellite company working by its own and taking some help from Adobe when it’s needed or Adobe team and are going to take decisions together for the future of Figma.

Scott Belsky:
Yeah. And thanks Miriam. And I don’t know the inner workings of the GitHub acquisition or the LinkedIn acquisition at Microsoft, but what I at least assume from the outside is that those teams are operating with a lot of autonomy as well and used to have exciting trajectories and they’re trying to just find the few connection points between their product roadmap and what their customers need and what the broader organization can provide.

Scott Belsky:
That’s the model that excites us most about working with Figma and that’s ultimately the model that also made the Figma team convinced that they were even willing to do this. So that’s really important. That’s agreed upon through the teams and hopefully what that does is it preserves everything that’s great and working about for Figma and Figma only gets more resources and support, but also find some of the connections, whether it’s between these tools that we make for asset creation and what Figma makes for product design development, whether it be Figma is a jam product and how can we help bring that to market much more extensively?

Scott Belsky:
Our enterprise customers who are using Creative Cloud and using Figma, are there ways we can unlock more efficiency and product and productivity in how they use these together? And so we just have to prioritize what serves the customers. And if we do that right, and we don’t let any of the occasional nonsense that plagues any big company get in the way, then we can just really make this a real success story. And there are some others that have happened both at Adobe that I went through earlier, as well as bigger ones and other companies out there.

[…]

Patric Hadsinicsev:
Yeah. I was actually thinking about, like we’ve talked a lot about some of the things that might happen, but I was wondering in terms of benefits, what benefits we might see actually of this acquisition and what does it mean for Figma moving forward-

Patric Hadsinicsev:
And what does it mean for Figma moving forward, I guess? We’ve seen a couple of things from past, once it became part of Adobe, but what might it mean for the other kind of products? So could we see some integration with some of the animation tools, for instance? Because these are the things that are lacking, for instance, in Figma, in terms of more advanced transitions, for instance. You talked a bit about AI and what this might mean, but I was just wondering what this acquisition means moving forward, I guess?

Scott Belsky:
Yeah. Thanks Patrick. Well, first of all, I can’t speak for the Figma team and I won’t try. And any of my ideas that I share with you or ideas I’m going to share with the team when we’re all working together, and it’s up to them, and it’s in their customer research and their process of iteration and testing to determine what makes the cut and what doesn’t. But there are things that I can imagine that I think would be pretty damn cool.

Scott Belsky:
We have amazing technology and after effects for animation. In fact, some of our most famous big brands, customers in the world who use our animation tools for some of the stuff that they do with product experiences. Why can’t we make some of this technology simplified, accessible on the web and maybe integrated into prototype creation? I think about the massive stock collection and font collections we have, all those sorts of things, making them available at people’s fingertips, I think would be pretty amazing. I talked earlier about bringing some of the vector creation and image editing creation. We have Adobe camera raw, and we have a number of Lightroom technologies for making photos look amazing. Even AI tools, you can apply to an image and just by default, improve it. What some of these things are very non-intrusive like, why not bring some of those capabilities into the product if it pleases customers to edit an image, or remove a background, or change a background or add a sky? And you can have, imagine all sorts of things that could potentially be done in line that would serve a customer’s experience.

Scott Belsky:
I also think about whether it’s our efforts to bring Photoshop to the cloud, and now you have Photoshop on the web and we’ve already announced we’re bringing Illustrator to the web, so imagine if you have an image in a prototype that was made in Photoshop by someone else you work with, but then save and into you, convert into a JPEG and sent to you and you put it into a product experience. What if that person who made it updates the PSD? What if you got a little alert that you could update it in real time in your prototype? And the same goes for a logo made in Illustrator or any other asset like video or et cetera. It’s very easy for us to connect the renditions that display in a prototype with the source of truth, like cloud asset and how it might have been updated in one of our other products. And again, I’m just jamming here, I’m sure that half of these are not good, and I’m not getting to the other half at our best, but suffice to say, there’s a lot of opportunities as you look at the workflows and what people want. And I hope we just start to explore and unlock some of these capabilities when the time is right.

Patric Hadsinicsev:
Yeah. Great. I guess there’s tons of other brand designers and all sorts of people that we don’t necessarily work that closely with them only because there are not on Figma, but that kind of unlocks quite a lot of potential in terms of collaborating with all these other disciplines.

Scott Belsky:
I think that would be the idea. We just have to start with just prioritizing what workflows would benefit most from these and then just test some of them and see how they come across.

[…]

Shawn Nichols:
Yeah. So hi Scott, great to interact with you. So to your point, your statement was Figma as a friend, and that there isn’t a plan to make any drastic changes to the software and you don’t plan to change the team and you’ll let them run agnostic of Adobe, which is great. Then I guess the question becomes why acquire? It would seem, and just to be fair again, I’m not a business man, I’m a designer and a UXer, but it would seem as if though it’s eliminated competition, which you’ve already talked about, we don’t have to dive into it, but if that’s not the driving factor, then how can we feel confident that you guys are going to take care of our software? Which is a very unendearing statement, but the reality of it is specifically in product in web, we’re very enamored with our products, using them for 20 years. And a big concern is just, I won’t cuss, but don’t mess it up, right?

Scott Belsky:
Shawn, it’s the right push, and I would have the same question of me, but let me tell you the three things that drove us. Number one is we want to get into the product design development segment. There’s no ifs about it. We think this is huge. We think that the source of truth for every company’s product should live in Figma. We think that the fact that Figma has built and reimagined this whole segment product design development as more of a vertically integrated category, and that everyone’s a stakeholder of, and everyone can jump in and be included, and copywriters can get involved, and even the legal team can see what the future of the product’s going to be. And we just don’t have anything like this, and we are excited about being in this segment and we think it’s good for the company.

Scott Belsky:
We are stewards also of the company, like what’s going to allow Adobe to grow and become a better company into the future? None of us are throwing in the towel. We want to make this a better company and we want to find ways that add value to customers to do it. That’s the way to do it the right way. So that’s number one; we want to be in this segment and we believe that connecting asset creation, which all of our products do today, with building interactive product experiences, which we don’t really do. That is a one plus one equals three type of thing that is exciting. So that’s number one.

Scott Belsky:
Number two is we want to bring a multiplayer web platform to Adobe. It’s just amazing what Figma has been able to do in the segment of interactive product design development with this multiplayer web platform that they’ve built, but how might it be suited for other creative segments? What if we could leverage some of Adobe’s core technology across illustration imaging, video, 3D creation, but reimagine these segments as web native multiplayer applications. I don’t think we should spend 10 years building that platform. If Figma is done an amazing job doing it. In fact, that’s like a classic M&A thing, right? Whenever a company decides what the future might be for them, they do kind of a build by analysis. And it’s like, I mean, Figma is amazing. This is an incredible technology, and I think our segments would benefit from a web-native multiplayer platform that we can then slowly bring other capabilities to. And I’m not talking about bringing things into the product design and development experience, which all of you know and love today. I’m talking about possible new things that we could do on the platform. And so that’s number two that I think is one of those theses that’s a 10 year plus thing, and that’s the type of bold move I think a company needs to make in order to change.

Scott Belsky:
And then the third thing is integrating whiteboarding and presentation capabilities into our offerings. We have Adobe Express, which is really, really intended to help anyone like social media, marketing teams, students, people at work make better looking presentations, express themselves visually and beautifully on social, et cetera. What might FigJam do to that group of people? How can we really build FigJam’s reach in the world using that channel that we have today and Acrobat. Acrobat is a huge product; it’s used for people editing and making PDFs. I think PDFs could look a little better in my opinion. I think they could have a little more creativity, and I also think that the customers who use product like Acrobat may also use a product like FigJam to work together as a team.

Scott Belsky:
So those are kind of three of the theses that I would say drove this. And that’s the reason why we got so excited about the acquisition.

[…]

Shawn Nichols:
Okay. So you mentioned it earlier, Scott as pertains to Premier Pro tends to be the one that has a struggle at times, but I think that there’s also a few others on the creative cloud that sometimes are maybe more error prone than others never had Photoshop crash on me though, to that point. How are you guys committed to still keeping Figma, rather low in terms of resource need? So that way we can keep using it the way we have been, or is there intention to make it desktop based? Is there any conversation on that?

Scott Belsky:
No. I mean, again, sorry, really the Figma team’s going to do what the Figma team does. The last people they need suggesting how Figma should come to the people is listening to anyone else other than themselves, they do that really well. But I hope that we can share some of our lessons learned. Fortunately, when you’re building for the web, maybe it’s a little easier than building across all these different platforms with changing ship sets, and graphics cards and operating systems. I mean, it’s been one of the hardest sets of meetings I’ve had in my last four years or so, is looking at these customers complaints about, “Oh my God, what the hell? This crashed on me and I lost everything.” And it’s like, “Well, what version are you using of the software? And what version are you using of an operating system? And have you changed your graphics card and what plugins have you installed? And if they weren’t from our marketplace, where did you get them from? And how lately did you update them?” And I’ll let you get this list, the answers are very all over the place. And it’s like, oh wow, that’s a niche issue. How do we solve that?

Scott Belsky:
And it’s kind of daunting, but we have to do better. And maybe we have to be more strict about what versions we support and whether people should be able to download old versions of software. But then again, when you make those changes, you also piss off other customers. So, I mean, I’m just trying to open up the daily drama again, just so you can understand some of the challenges we’re facing, but we need to do a better job. Another that’s why though, I talked about the benefit of thing, this platform for reimagining our segments on the web, because it’s an opportunity for us to leverage our technology, that’s great, but also not bring the baggage over that comes with desktop products delivered in such a way that they’re delivered today. So do you know what I mean?

[…]

Scott Belsky:
Thank you. No, they’re all good. It’s all good. Dan, thanks for hosting this. And listen, people should watch as opposed to trust, right? It’s like, this is software that all of you use every day, for everything you do in your lives. And aside from making sure that Figma has the autonomy, and can continue on its trajectory, I just want to tell you, our team is committed to trying to make it better. It brings some new capabilities and show people that companies can change and rise to the occasion, and that’s certainly what, as individuals on our side who are here all because we’re designers and/or care about this industry deeply, we’re up for that challenge.

[…]

Scott Belsky:
And thanks again. And by the way, I’m always, anything to cancel a meeting. Are you kidding me? Totally. Right. All right. Have a good day, everyone.

[…]

Dann Petty:
I’m curious if anyone here does research and if anyone thinks that there’s a future where Figma turns into a research tool like recordings and heat map data and stuff like that. I’ve pushed that to Figma a few times and then, I realized I was just that annoying dude, and so I stopped. Does everyone feel like they’d used that or do we feel like we don’t need that tool currently?

Bonnie Kate Wolf (Co-host):
So my opinion on this is that Figma, I’m going to just say everything preposition because I can’t process what will necessarily happen with Adobe being part of it, but they seem to want to connect design closer and closer to engineering and to the practicalities of actually building products. And so, that, to me says that research should be part of that, and I would imagine that they want research to be part of the Figma experience because it’s a key part of building products. So it’s probably just a case of figuring out how do you do it? Because I don’t know how you would integrate something like that with Figma. It’s such a different kind of process to graphic design, product design, illustration. But I can’t imagine a world where they don’t want to integrate more research.

[…]

Speaker 2:
Oh, you can go Bonnie. Okay. My question is after talking, when was that on Monday, Tuesday, and then again, talking today, how are people feeling now? Because I think there was a lot of panic early in finding out this information and personally I’m like, “Ah, this is cool now.” I really don’t feel almost any stress whatsoever, and I’m curious at how other people are feeling.

Dann Petty:
Personally, I don’t feel any stress at all. I mean, wasn’t the most stressed out to begin with, to be honest, but after hearing Figma’s kind of all-hands meeting that they had on Spaces, so then seeing some tweets from Adobe and then hearing from Scott today, I mean, it’s like, why worry about what’s not happening? Right? Nothing bad has happened yet, and I don’t know. I mean, there’s nothing to worry about yet. So I’m feeling good about it, I’m excited to see what happens. And I like the idea that they have a lot of money backing them now and a lot more people helping with this product. I think it’s exciting. That’s just me.

Dann Petty:
Also, I’ve been here for a quick second from a bit of a different perspective, obviously I’m internal from Adobe, but I spoke to Scott not too long ago about this acquisition or the intent to inquire, and of course I’ve heard hypotheticals over the years from the community. “What if Adobe decided to buy Figma” and all this stuff, and I thought about it a lot and I was always stressed about the potential of this happening. And when I was talking to Scott, I started bringing up my fears and what the community might fear. It would be locked behind the creative cloud. Adobe would take over Figma, we’d make all the decisions, yada, yada, yada and Scott basically stopped me mid sentence, and he said, “These are all things that we discussed with Dylan and we’re aware of it. And we want Figma to remain autonomous.” And he talked about the situation and honestly made me feel a lot better about it.

Dann Petty:
Because even though I’m an Adobe employee, I’m a designer at heart, I’ve been a designer for 16, 17, 18 years, whatever it might be and I don’t want to see this deal, get screwed up, right? And I’m going to do everything in my power to support the community when the time is right. I’m going to do everything in my power to try to help steer decisions when we’re allowed to, but they really don’t want to see this specifically for the design community. I’ve watched Figma grow over the years. I’ve watched Figma dominate over the years. They’ve built up this incredible web technology that we could potentially leverage in various areas, but I think it’s really exciting that Figma is going to continue doing their own thing. And maybe there’ll be integrations here and there. I put it on a tweet yesterday about asking the community, “What do you all want to see? When the time comes, what integration?” There was something really interesting ideas, but of course, all of this has to be done very carefully and without bloating Figma obviously, and just letting Figma do their thing, because our community is so passionate about design. And at Adobe we have a decent community, but there’s a lot more, I think we can do to build up community and get them excited about this sort of stuff and I’m really excited about the future.

Shawn Nichols:
Yeah, I think on the other, other, other end of the conversation, I was incredibly skeptic, probably candidly, too skeptical because of my enamored state with Figma, but also because I’m very much in favor of an underdog story and all of those accolades there. And I love Adobe too. I just used it for a very long time and this isn’t going to change my subscription to creative cloud by any means. But after hearing the intention, it sounds a little bit more rooted in what would be the word? Maybe more so rooted in admiration than in consumption, which is I think when you’re dealing with a big company, a big concern. And by that, I mean, it seems more like the intention was, “Wow, wish we had thought of that. It’s really cool. Let’s go see if they want to hang out and play ball together,” which is really, I mean, that’s rather exciting. I think it’s a humble position to be in.

Shawn Nichols:
And also I think it’s cool, I agree with what Dan said of just like, oh, they’ve got a ton of resources to be able to really leverage this very, very well. But I think I’m probably less skeptical now, obviously still more like, “Okay. I mean, Scott seems nice, but I don’t know. Howard does, that’s cool,” but I don’t have any reason to think that Scott wouldn’t be genuine with how he approaches this. And to your point, Kennedy, as a whole will respond abruptly and abrasively. I think we maybe already have at some point. So I think I’m probably way less concerned, and actually maybe even a little bit excited just because I think that Adobe is the company that will introduce features, at a maybe even too quick of a rate, whereas Figma, maybe wasn’t that company historically. And so, I think they’ll get some pros and cons from the majority of them and from both of them. And I think that’s going to be really exciting.

Shawn Nichols:
I mean, I’ve got a great computer and all that and I’m very fortunate that way, but man, it’d be great if we didn’t have to worry about stuff crashing in the middle of research, that’d be awesome.

Howard Pinsky:
And to be honest, Shawn, you should be skeptical. Everyone should be skeptical. When this news broke, because I’m one of the public faces of XD, and in Adobe’s design side, I received a ton of tweets and I was reading through Dylan’s tweets, and Scott’s replies and all that stuff. There were a lot of messages about not trusting Adobe and things like that. And the last thing I would want to do is to try to convince people to trust us before anything happens. And as Scott said, it’s show not tell.

Howard Pinsky:
And we need to earn your trust. We need to earn your trust as a company, as individuals. And I think that’s what the design community, the skepticism is going to help us. It’s going to kind of ground us and make sure we’re doing right by that community. Because again, we wouldn’t all be here without the community, right? And I think it’s very important to make sure your voices are heard. Obviously, we’ve seen a few tweets that are pushing the lines a little bit for, but the mass-

Howard Pinsky:
... few tweets that are pushing the lines a little bit, but the mass majority of designers and people in the community who have tweeted us have good intentions. They’re just really passionate about Figma and the design community as a whole, and it’s completely understandable. So, keep being skeptical. Keep making sure that your voice is heard, and we’re going to do it the best we can.

Speaker 3:
I just wanted to just jump in here real quick. We’ve heard the news last week. I’ve been on some spaces. I am a Figma community advocate as well for the Outer Banks here in America and United States, and there’s a lot of concern from the Figma community. Because the community is, and I had echoed this in the previous space as well, the community is the holding glue that makes Figma so great, because without it, it just wouldn’t be possible. And to me, after all this time, it seems like even though Adobe is the one just opening the wallet, spending the dollar bucks, it seems like Figma is almost the one that’s winning, in a sense.

Speaker 3:
And this is just post processing all this information, because Figma’s mission is to make design accessible, design free, just for everyone, and it seems like Figma actually wins in their mission statement. I’m sure Adobe has similar mission in their statement as well, but it seems like Figma gets enhanced by having Adobe’s dollars and investments, just backed by Adobe overall. However, there’s still that concern that lingers, the risk that lingers. How can Adobe protect Figma, essentially, from breaking, because it wasn’t broken and we hope it won’t break, essentially?

Speaker 3:
Also, a secondary question, how we’re just more geared towards the Adobe folks. This chat here is, I’m assuming, predominantly Figma-based, but I’m just curious to see how the Adobe community took the news and just understand a little bit of their mindset and where they were a week ago, and then where they are maybe today.

Howard Pinsky:
Yeah. I think touching on your point about making sure that Figma doesn’t break, that’s probably the big benefit of allowing Figma to remain autonomous. They’ve definitely proven that they can get the work done. They have an amazing team over there led by Dylan, and we just want to let them continue to do that. We’ll be there to support them when the time comes and if there are integrations that we can get involved with, and I’m sure we will, but a lot of it has to be driven by the community. This is all personal opinions, but I would hate to just dive in there and say, “Hey, Figma, do this, this, and this because we think the community is going to want that.” Does the community want that? We need to ask the community, right? And that’s where Figma’s massive community and very passionate community comes on board.

Howard Pinsky:
And then when you mentioned XD users, there was definitely a little bit of confusion here and there, but we’re going to continue to support XD. But as Scott mentioned, it wasn’t a massive revenue driver for us. We definitely have a pretty decent, passionate community, but I think over the years, and this is just from personal observation, I think people were gravitating towards Figma anyway because of the web platform and the stability and how fast that team has been able to innovate and move. That’s one of the things I’m really excited about, is now that Figma is going to continue doing what they’re doing and then they’ll have a little bit of extra support from Adobe, I think they can supercharge that even more, while making sure that it remains stable and just remains an amazing, community-driven experience.

[…]

Speaker 4:
I’m just going to hop in here, based on this conversation around community. In just the past hour or so, we’ve talked about a million different ways that these two products could been integrated, which all feel like pretty exciting opportunities. I’m curious how Adobe prioritizes opportunities from an internal product team, if that makes sense. And Scott mentioned we were following principles. Are there any Adobe principles that you think are going to push any decisions, or will you just leave the Figma team to define what integrations they want to put into the product?

Howard Pinsky:
That’s a good question and one that I can’t directly answer, mostly because I’m not directly on one of the Adobe product teams. However, there’s definitely a lot of conversation about Figma, again, remaining autonomous, doing their own thing. But I think a lot of it not just coming from the Figma community, but also the Adobe community, because I’m sure a lot of Adobe designers are going to naturally gravitate over to Figma. They’ve already been, some of them doing that already, but I think we have to get both communities involved and figure out what we need to prioritize, whether that’s something like user voice, or I think Figma has a form of their own that they use for prioritization. But again, yeah, I wish I could answer more directly, but not being on a product team, it’s probably out of my bounds a little bit.

Speaker 4:
Yeah, yeah. No, that’s totally cool. I hope, and I think the community hopes that it would be more of a collaborative decision-making process for sure. And I think something that maybe we can pass on or mention to Scott is how can we, as a Figma community and as an Adobe community, help prioritize and shift how this product could evolve? Because I think a lot of us really do see a lot of different opportunities in the way that our design tools can work within five years and make our workloads a lot easier. So yeah, I think maybe not just Twitter, but is there anything really actionable that you see, that we can maybe help prioritize from a community perspective moving things forward?

Howard Pinsky:
Yeah. Sorry, I’m setting up my stream, which I’m going live in like 13 minutes. But I’ve been hanging out in Discord a lot. We have an Adobe XD Discord channel, and they have a great community in there that discusses features all day, and we have user voice. There are various platforms, but definitely bringing some of that together to make sure that both voices are heard. Because we can have the Adobe XD community and then the Figma community talking in separate corners, but they might not necessarily be on the same page. So getting them in the same room and discussing what the future of design looks like, when integrations make sense, what features should be prioritized, I think that would definitely help in going forward.

[…]

Shawn Nicols:
The one thing that I found solace in, someone made a good point. I wish I could cite them, because it was it makes sense to me, but someone made a good point that Adobe’s acquisition, regardless of the intention and regardless of if it was a business move, which I don’t know that I believe one way or another, the value of it is to spend 20 billion when you’re a publicly-traded company on a software, and then run the risk of theoretically ruining that software, whatever that looks like, with the chance of either a new competitor entering or something like a Sketch or something else getting involved, it’s just incredibly unlikely that Adobe would intentionally do something like that, which is totally fair. I think that’s more of an economic approach and stance on it.

Shawn Nicols:
Yeah, I think I’m, even now, prior to, I think, 10 minutes ago, I was like, “I’m excited, kind of,” but even now, I’m more excited, because to Abigail’s point, there is a community here that just wants see it improve, and Figma is great at listening. Great question Abigail.

Howard Pinsky:
Yeah, yeah. Honestly, the last thing we would want to do is bring on Figma, which has definitely made a massive impact in the design community, and then just destroy it in one way or another. I don’t know, obviously, what the future holds in terms of integrations and things like that, but I hear a lot of talk about this $20 billion number, and I’m far from a finance person. In fact, I failed math twice in high school, but I look at all the things that Figma has done over the years to build up their web platform and FigJam and all this stuff. Then I look at what we’re doing at Adobe, is bringing Photoshop to the web and Illustrator to the web.

Howard Pinsky:
That’s when my mind starts racing and thinking, Figma has proven themselves, that they can build this incredible web architecture. And while this is, of course, no indication of what might happen or is happening or whatever, but what if Adobe then leverages that same back end technology to then power Photoshop and Illustrator on the web? That scales to millions and millions of users. That right there is revenue in the grand scheme of things, I would imagine. So it’s not just about, is Figma going to earn $20 billion from their paid users? It’s about what the other technology and potentials are that users may not even see in the back end.

Shawn Nichols (Speaker):
The only reason they spend it was because of the tech stack on the back end, and that’s a good thing. I’m excited to see. I’d love to be able to design for my iOS device, my cell phone. That’d be great. Why not?

David (Speaker):
That’s kind of like what I was saying too, in terms of the mission. This might not apply to everyone, but the fact that Adobe is acquiring Figma and offering the potential to take Figma’s magic wand and essentially just put a spell on Photoshop and all the other CC tools and just make it available on the browser for everyone, whether they have fast-speed internet or not, whether they’re on a MacBook that’s brand new or a computer that’s 15 years old, it doesn’t matter. The mission is that design tools will become accessible to the world. That’s how I’m stapling my positive spin on all of this, with the fact that the community’s voice needs to remain heard and to what you said, Howard, it needs to be understood, listened to, and acted upon just like has been, and with a success recipe that Figma has had in the past 10 years, essentially.

[…]

Precious M (Speaker):
Yes. Thank you so much. Precious here. My question is around technology. Personally, to me, the question of how Adobe will integrate their products with Figma seems to me like asking how Ford, imagine Ford buying Tesla, will integrate their fossil software technology into an electric car technology. So my question is around what are the possibilities of integrating other based technology with Figma technology without compromising user experience and performance?

Howard Pinsky:
That’s a great question. I’ll try to answer to the best of my ability. I’m jumping on a live stream in about six minutes. Obviously, until the acquisition completes, the two teams can’t work together to figure some of this stuff out. But going back to what I was talking about earlier, about the potential of using Figma’s backend powering Photoshop on the web or Illustrator on the web, these are, of course, hypotheticals. But I think if that does eventually happen, then I think it’ll be a lot easier to make a dynamic link of some sort between Figma and Photoshop, if that is something that the community wants.

Howard Pinsky:
But I think Figma obviously has an amazing team, and I think when the time comes, then that’s when we can have those conversations and figure out if this is possible. Of course, we wouldn’t want to shove. This kind of goes back to a conversation I had with Andrew Shorten when I was first getting hired at Adobe a bunch of years ago, is this was a time when XD didn’t have that much in terms of text editing capabilities inside of the application. He mentioned something that was really interesting. He said, “Well, a lot of users just basically tweet us and say, ‘Well, just take all the text stuff from Photoshop and then just plop it into Adobe XD and call it a day’.”

Howard Pinsky:
And he would mention that at the time, the text tools just in Photoshop were, in terms of file size, almost as large as the entire Adobe XD application. So that would just cause an incredible amount of bloat and it would slow things down. Things wouldn’t just work as you would expect. I think probably what you’re asking here is, we just don’t want to take something that we have on the Adobe side and just plop it into Figma and just hope for the best. Some things might have to be rewritten, possibly. Some things would have to be analyzed by both teams involved. There’s probably a lot. I’m kind of rambling because I don’t know what the future holds, to be honest, but it’s definitely something that we have to be very careful at as we approach that time and space.

[…]

Bonnie Kate Wolf:
I just want to say something that I’m looking forward to, which is talking about community, the product design community. Even though we all here feel like we have a very strong community, I think it is actually really inaccessible for a lot of people, because there is a lot of gatekeeping and because Adobe doesn’t just target a product world, because they’re also looking at illustrators and print designers and motion graphics folks. I think what it’s going to do by having Figma become part of the Adobe ecosystem, even if they’re still technologically independent, my hope is that it will make the product design community friendlier and more accessible to people outside of product design.

Bonnie Kate Wolf:
Because I know as an illustrator, it takes a long time to get product designers to respect you to the same level they respect other product designers, and if you are in any way a minority in the product design community, it’s even harder. So this is something I’m really looking forward to, because I do think Adobe champions people outside of the product space.

[…]

Speaker 6:
Thanks, everyone. Bye. Thanks for hosting, Dan.
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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.